Exhibit 99.3
RioTintoplc
5 Aldermanbury Square
London EC2V7HR United Kingdom
T +44 (o) 20 7781 2000
F +44(o) 20 77811800
Press release
Rio Tinto rejects BHP Billiton’s pre-conditional offer
6 February 2008
The Boards of Rio Tinto have given careful consideration to BHP Billiton’s pre-conditional offers to acquire the whole of the issued share capital of Rio Tinto plc and Rio Tinto Limited. Under this proposal each Rio Tinto share would be exchanged for 3.4 BHP Billiton shares.
The Boards have concluded that the pre-conditional offers significantly undervalue Rio Tinto. Accordingly the Boards have unanimously rejected BHP Billiton’s pre-conditional offers as not being in the best interests of shareholders.
Rio Tinto’s Chairman, Paul Skinner said: “BHP Billiton’s offer, while improved, still fails to recognise the underlying value of Rio Tinto’s quality assets and prospects. Our plans are unchanged, and will remain so unless and until a proposal is made that fairly reflects the value of Rio Tinto. Accordingly we are forging ahead with our strategy of operating and developing large scale, long life, low cost assets to generate significant value for shareholders”.
Rio Tinto’s chief executive officer Tom Albanese said: “Rio Tinto has an exceptional portfolio of assets and significant stand alone growth opportunities, particularly in iron ore, copper and aluminium. These assets and opportunities, combined with the company’s strong track record for value delivery, project execution and successful exploration means Rio Tinto is very well positioned to take advantage of strong global markets and the growth in the resources industry, maximising value for shareholders.”
About Rio Tinto
Rio Tinto is a leading international mining group headquartered in the UK, combining Rio Tinto plc, a London listed company, and Rio Tinto Limited, which is listed on the Australian Securities Exchange.
Rio Tinto’s business is finding, mining, and processing mineral resources. Major products are aluminium, copper, diamonds, energy (coal and uranium), gold, industrial minerals (borax, titanium dioxide, salt, talc) and iron ore. Activities span the world but are strongly represented in Australia and North America with significant businesses in South America, Asia, Europe and southern Africa.
Important Information
A further announcement will be made as and when appropriate. There can be no certainty that any offers will be made nor as to the terms on which any offers may be made.
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In the United States, Rio Tinto will file a Solicitation/Recommendation Statement with the US Securities and Exchange Commission (the “SEC”) on Schedule 14D-9 following commencement of a tender offer within the meaning of Rule 14d-2 under the Securities Exchange Act of 1934 and holders of Ordinary Shares and American Depositary Shares are advised to read it when it becomes available as it will contain important information. Copies of the Schedule 14D-9 and other related documents filed by Rio Tinto will be available free of charge on the SEC’s website at http://www.sec.gov. In addition, documents filed with the SEC by Rio Tinto may be obtained free of charge by contacting Rio Tinto’s media or investor relations departments or on Rio Tinto’s website at www.riotinto.com. Any documents filed by BHP Billiton, including any registration statement on Form F-4 (which will include a preliminary prospectus) and related exchange offer materials as well as any Tender Offer Statement on Schedule TO, will also be available free of charge on the SEC’s website.
Forward-Looking Statements
This announcement includes forward-looking statements. All statements other than statements of historical facts included in this announcement, including, without limitation, those regarding Rio Tinto’s financial position, business strategy, plans and objectives of management for future operations (including development plans and objectives relating to Rio Tinto’s products, production forecasts and reserve and resource positions), are forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Rio Tinto, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.
Such forward-looking statements are based on numerous assumptions regarding Rio Tinto’s present and future business strategies and the environment in which Rio Tinto will operate in the future. Among the important factors that could cause Rio Tinto’s actual results, performance or achievements to differ materially from those in the forward-looking statements include, among others, levels of actual production during any period, levels of demand and market prices, the ability to produce and transport products profitably, the impact of foreign currency exchange rates on market prices and operating costs, operational problems, political uncertainty and economic conditions in relevant areas of the world, the actions of competitors, activities by governmental authorities such as changes in taxation or regulation and such other risk factors identified in Rio Tinto’s most recent Annual Report on Form 20-F filed with the SEC or Form 6-Ks furnished to the SEC. Forward-looking statements should, therefore, be construed in light of such risk factors and undue reliance should not be placed on forward-looking statements. These forward-looking statements speak only as of the date of this announcement. Rio Tinto expressly disclaims any obligation or undertaking (except as required by applicable law, the City Code on Takeovers and Mergers (the “Takeover Code”), the UK Listing Rules, the Disclosure and Transparency Rules of the Financial Services Authority and the Listing Rules of the Australian Securities Exchange) to release publicly any updates or revisions to any forward-looking statement contained herein to reflect any change in Rio Tinto’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.
Nothing in this announcement should be interpreted to mean that future earnings per share of Rio Tinto plc or Rio Tinto Limited will necessarily match or exceed its historical published earnings per share.
Subject to the requirements of the Takeover Code, none of Rio Tinto, any of its officers or any person named in this announcement with their consent or any person involved in the preparation of this announcement makes any representation or warranty (either express or implied) or gives any assurance that the implied values, anticipated results, performance or achievements expressed or implied in forward-looking statements contained in this announcement will be achieved.
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Rio Tinto
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For further information, please contact:

Media Relations, London
Christina Mills
Office: +44 (0) 20 7781 1154
Mobile: +44 (0) 7825 275 605

Nick Cobban
Office: +44 (0) 20 7781 1138
Mobile: +44 (0) 7920 041 003

Media Relations, Australia
Ian Head
Office: +61 (0) 3 9283 3620
Mobile: +61 (0) 408 360 101

Amanda Buckley
Office: +61 (0) 3 9283 3627
Mobile: +61 (0) 419 801 349

Media Relations, US
Nancy Ives
Mobile: +1 619 540 3751

Investor Relations, London
Nigel Jones
Office: +44 (0) 20 7781 2049
Mobile: +44 (0) 7917 227 365

David Ovington
Office: +44 (0) 20 7781 2051
Mobile: +44 (0) 7920 010 978

Investor Relations, Australia
Dave Skinner
Office: +61 (0) 3 9283 3628
Mobile: +61 (0) 408 335 309

Simon Ellinor
Office:+ 61 (0) 7 3867 1068

Investor Relations, North America
Jason Combes
Office: +1 (0) 801 685 4535
Mobile: +1 (0) 801 558 2645

Email: questions@riotinto.com

Website: www.riotinto.com
High resolution photographs available at: www.newscast.co.uk